Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.
CNPJ 60.872.504/0001-23
A Publicly-Held Company
NIRE 35300010230
SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF APRIL 16, 2021
DATE AND TIME: On April 16, 2021 at 10:00 am.
CHAIR: Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen.
QUORUM: The totality of the elected members, with the attendance of the Board members as permitted by item 6.7.1. of the Bylaws.
RESOLUTIONS UNANIMOUSLY TAKEN:
Subject to approval of the General Stockholders’ Meeting and on the grounds of sub item 6.8, X of the Company’s Bylaws, it was resolved on the payment of interest on capital in the amount of R$0,05648 per share, with income tax withholding at a rate of 15%, resulting in net interest of R$0.048008 per share, except for corporate stockholders provenly immune or exempt from this withholding. Such payment will be made up to December 31, 2021, with calculation based on the final stockholding position recorded on April 27, 2021. Interest will be recorded as credit to the specific account on April 29, 2021.
CLOSING: Once the work was completed, Leila Cristiane Barboza Braga de Melo, secretary to the Board, drafted these minutes, which, after being read and approved by all, were signed by the meeting attendees. São Paulo (SP), April 16, 2021. (undersigned) Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen; Ricardo Villela Marino – Vice Chairman; Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Fábio Colletti Barbosa, Frederico Trajano Inácio Rodrigues, Gustavo Jorge Laboissière Loyola, João Moreira Salles, José Galló, Marco Ambrogio Crespi Bonomi, and Pedro Luiz Bodin de Moraes – Board members.
RENATO LULIA JACOB
Group Head of Investor Relations and Market Intelligence